Exhibit 99.3

ORBIC NORTH AMERICA, LLC

555 Wireless Blvd.

Hauppauge, NY 11788

May 16, 2025

BY EMAIL AND OVERNIGHT DELIVERY

Mr. Mike Mulica

Chairman

Sonim Technologies, Inc.

4445 Eastgate Mall, Suite 200,

San Diego, CA 92121

Dear Mike:

I am writing as a follow up to my prior letter, dated March 31, 2025 (the “March Letter”), wherein Orbic North America, LLC (“Orbic”) proposed to acquire Sonim Technologies, Inc. (“Sonim”) at a substantial premium to the price at which it was then trading in the public market. Since the time of the March Letter, Sonim has undertaken a number of value destructive actions, such as:

●	the adoption of a poison pill plan;

●	accelerating 733,157 equity awards to directors, management and others; and

●	issuing over 4.4 million shares and 550,000 warrants above the number of outstanding shares on which we based our initial proposal, which has resulted in an over 75% increase.

These factors make our prior offer no longer viable. The continuing deterioration of Sonim’s stock price following these actions has demonstrated that such activities have been value destructive and not in the best interests of Sonim’s stockholders.

Notwithstanding these facts, we are still interested in engaging Sonim to negotiate an agreeable business combination transaction, albeit at a lower price, that is reflective of Sonim’s current financial performance. Based on (i) 10,301,563 shares of common stock outstanding (which is based on the amounts reported in Sonim’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 and Current Report on Form 8-K filed on May 16, 2025), (ii) the financial information as of March 31, 2025 reported in the Form 10-Q and (iii) the closing price of Sonim’s common stock on the Nasdaq on May 16, 2025 of $0.91, we are prepared to move forward with the negotiation of a business combination at a purchase price of $1.81 per share in cash, which represents a 98.9% premium to today’s reported closing price. This proposed offer price is subject to change in response to any continued value-destructive measures that Sonim takes.

We believe our offer represents an attractive offer for Sonim’s stockholders, which needs to be seriously considered by the Special Committee. Given the current state of Sonim business, we believe the Special Committee has a fiduciary duty to all Sonim’s stockholders to take advantage of our meaningful proposal and to maximize stockholder value. We, along with our financing sources, are prepared to expeditiously complete confirmatory due diligence and to prepare and negotiate a definitive business combination agreement. As further evidence of our viability to execute on this transaction, enclosed is a support letter from Capstone Project Finance, LLC, one of our financing partners.

This letter is intended to express only our indication of interest in a business combination transaction and does not represent any form of legally binding commitment or obligation on the parties. Any decision by Orbic to make an offer, and any decision by Sonim to accept such offer, may be evidenced only by the execution and delivery by both parties of definitive agreements following the completion of confirmatory due diligence.

The terms of this proposal will remain valid until 5 pm EST on Monday, May 19, 2025, after which point it will no longer be valid. Absent Orbic and Sonim coming to a mutually agreeable business combination, Orbic will continue to press forward with taking its compelling case directly to Sonim’s stockholders at the 2025 Annual Meeting and will seek to install its slate of highly qualified candidates to the Sonim board of directors, each of which has the experience and desire to explore every opportunity to unlock stockholder value and return Sonim to profitability.

Should you have any questions concerning this proposal, please have your legal counsel at Venable LLP contact our legal counsel, Richard F. Langan, Jr. of Nixon Peabody LLP, by email at rlangan@nixonpeabody.com or telephone at (212) 940-3140.

Very truly yours,

/s/ Parveen Narula
Parveen Narula
Chief Executive Officer
Orbic North America, LLC

cc:	William N. Haddad, Esq.
Kirill Y. Nikonov, Esq.
Venable LLP
151 W. 42nd Street, 49th Floor New York, NY 10036

Richard F. Langan, Jr., Esq. Conrad R Adkins, Esq.
Nixon Peabody LLP
Tower 46, 55 West 46th Street, New York, NY 10036-4120